PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Paul Griffin
_____
Name

409 Clay Road,
_____
Address

Lititz   PA   17543
_____
City   State   Zip Code

☐ **Return document by email to:** _____

Certificate of Organization Domestic Limited Liability Company
DSCB:15-8821(rev. 2/2017)

8821

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $125.00   ☐ I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

In compliance with the requirements of 15 Pa.C.S. § 8821 (relating to certificate of organization), the undersigned desiring to organize a limited liability company, hereby certifies that:

1. The name of the limited liability company (designator is required, i.e., "company", "limited" or "limited liability company" or abbreviation):

   Keystone Brave LLC
   _____

2. *Complete part (a) or (b) – not both:*

   (a) The address of the limited liability company's initial registered office in this Commonwealth is:

   (post office box alone is not acceptable)

409 Clay Road	Lititz	PA	17543	Lancaster
Number and Street	**City**	**State**	**Zip**	**County**

   (b) name of its commercial registered office provider and the county of venue is:

   c/o:
   _____

Name of Commercial Registered Office Provider	**County**

3. **The name of each organizer is (all organizers must sign on page 2):**

Name	Address
Keystone Media Capital, LLC	**900 West Valley Road , Suite 203 , Wayne , Delaware , PA , United States , 19087**

4. **Effective date of Statement of Registration (check, and if appropriate complete, one of the following):**

   [X] **The Certification of organization shall be effective upon filing in the Dept of State.**

   ☐ **The Certification of organization shall be effective on:** _____ at _____

                                               Date(MM/DD/YYYY)   Hour (if any)

PENN File: July 24, 2019

5. **Restricted professional companies only.**

Check the box if the limited liability company is organized to render a restricted professional service and check the type of restricted professional service(s).

☐ **The company is a restricted professional company organized to render the following restricted professional service(s):**

    ☐ **Chiropractic**

    ☐ **Dentistry**

    ☐ **Law**

    ☐ **Medicine and surgery**

    ☐ **Optometry**

    ☐ **Osteopathic medicine and surgery**

    ☐ **Podiatric medicine**

    ☐ **Public accounting**

    ☐ **Psychology**

    ☐ **Veterinary medicine**

6. **Benefit companies only.**

Check the box immediately below if the limited liability company is organized as a benefit company:

☐ **This limited liability company shall have the purpose of creating general public benefit**

Optional specific public benefit purpose.*Check the box immediately below if the benefit company is organized to have one or more specific public benefits and supply the specific public benefit(s).*
See instructions for examples of specific public benefit.

☐ **This limited liability company shall have the purpose of creating the enumerated specific public benefit(s):**

_____

_____

_____

7. **For additional provisions of the certificate, if any, attach an 8½ x 11 sheet.**

IN TESTIMONY WHEREOF, the organizer(s) has (have) signed this Certificate of Organization this 24 day of July , 2019 .

                                        Keystone Media Capital, LLC

                                          Paul Griffin

                                          Signature

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Docketing Statement - New Entity DSCB: 15-134A (rev. 7/2015)	 134A

1.   Entity Name:

Keystone Brave LLC

In the case of a foreign association which must use an alternate name to register to do business in Pennsylvania,the alternate name should be given.

2.   Tax Responsible Party

Name of individual responsible for initial tax reports :   Paul Griffin

409 Clay Rd, Lititz, Lancaster, PA, United States, 17543

Number and Street	City	State	Zip	County

3.   Description of Business Activity:

Production of a Theatrical Release Movie/Film

4.   FEIN [Employer Identification Number/Federal Tax Identification Number]:

84-2496469

FEIN enables agencies to confirm that Commonwealth accounts are properly matched and that this request is processed without added delay. If the business entity does not currently have an FEIN, it can get a FEIN immediately by applying online at irs.gov at the following page http://www.irs.gov/Businesses/Small-Businesses-&-Self-Employed/Employer-ID-Numbers-EINs.